SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15-(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15-(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-06706

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Badger Meter Employee Savings and Stock Ownership Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Badger Meter, Inc.

4545 W. Brown Deer Road

Milwaukee, WI 53223

REQUIRED INFORMATION

The Badger Meter Employee Savings and Stock Ownership Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Badger Meter Employee Savings and Stock

Ownership Plan

Financial Statements and Supplemental Schedules

December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

Employee Benefit Plans Committee of the Board of Directors of Badger Meter, Inc.

Badger Meter Employee Savings and Stock Ownership Plan

Milwaukee, WI

We have audited the accompanying statements of net assets available for benefits of Badger Meter Employee Savings and Stock Ownership Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2011 and schedule of delinquent participant contributions for the year ended December 31, 2011 are presented for the purpose of analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Wipfli LLP

June 14, 2012

Milwaukee, Wisconsin

Badger Meter Employee Savings and Stock

Ownership Plan

Statement of Net Assets Available for Benefits

December 31, 2011

	Unallocated	Allocated	Total
Assets:
Investments, at fair value	$3,358,844	$61,358,872	$64,717,716
Company contributions receivable	201,468	1,626,035	1,827,503
Interest and dividends receivable	4	11,248	11,252
Notes receivable from participants	—	1,172,603	1,172,603

Total assets	3,560,316	64,168,758	67,729,074
Liabilities:
Note payable	(1,484,680)	—	(1,484,680)
Pending trades	—	(133,709)	(133,709)

Total Liabilities	(1,484,680)	(133,709)	(1,618,389)
Net assets available for benefits, at fair value	2,075,636	64,035,049	66,110,685

Adjustment from fair value to contract value for interest in the fully benefit-responsive investment contract	—	(2,669,107)	(2,669,107)

Net assets available for benefits	$2,075,636	$61,365,942	$63,441,578

See accompanying notes to financial statements

Badger Meter Employee Savings and Stock

Ownership Plan

Statement of Net Assets Available for Benefits

December 31, 2010

	Unallocated	Allocated	Total
Assets:
Investments, at fair value	$5,436,891	$72,924,383	$78,361,274
Company contributions receivable	51,364	—	51,364
Interest and dividends receivable	—	25,659	25,659
Pending trades	—	57,232	57,232
Notes receivable from participants	—	1,304,408	1,304,408

Total assets	5,488,255	74,311,682	79,799,937

Liability:
Note payable	(1,536,037)	—	(1,536,037)

Net assets available for benefits, at fair value	3,952,218	74,311,682	78,263,900

Adjustment from fair value to contract value for interest in the fully benefit-responsive investment contract	—	(1,992,118)	(1,992,118)

Net assets available for benefits	$3,952,218	$72,319,564	$76,271,782

See accompanying notes to financial statements

Badger Meter Employee Savings and Stock

Ownership Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

	Unallocated	Allocated	Total
Investment loss:
Net depreciation in fair value of investments	($1,643,904)	($9,046,493)	($10,690,397)
Interest	11	480,261	480,272
Dividends	66,687	550,997	617,684

Total investment loss	(1,577,206)	(8,015,235)	(9,592,441)

Interest income from notes receivable from participants	—	48,751	48,751

Contributions:
Company	201,468	1,626,035	1,827,503
Roll over	—	385,922	385,922
Participants	—	2,992,305	2,992,305

Total contributions	201,468	5,004,262	5,205,730

Deductions:
Benefits paid to participants	—	8,464,659	8,464,659
Interest expense	26,135	—	26,135
Loan fees	—	1,450	1,450

Total deductions	26,135	8,466,109	8,492,244

Allocation of shares	(474,709)	474,709	—

Net decrease	(1,876,582)	(10,953,622)	(12,830,204)
Net assets available for benefits:
Balance at beginning of year	3,952,218	72,319,564	76,271,782

Balance at end of year	$2,075,636	$61,365,942	$63,441,578

See accompanying notes to financial statements

Badger Meter Employee Savings and Stock

Ownership Plan

Note 1    Description of the Plan

General

The following description of Badger Meter Employee Savings and Stock Ownership Plan (the “Plan”) is for general information purposes only. Participants should refer to the summary plan description for a more complete description of the Plan. The Plan has three components: a 401(k) savings component, a leveraged employee stock ownership plan (ESOP) component, and a defined contribution component.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan purchased common shares of Badger Meter, Inc. (the “Company”) in the open market using proceeds from borrowings from the Company (Note 5).

Eligibility

Substantially all domestic employees of the Company are eligible to participate in the Plan.

Contributions

Participants may elect to contribute up to 20% of their eligible compensation to the Plan, subject to amounts allowable by the Code. Participants do not contribute to the ESOP component of the Plan.

The Company may make a discretionary matching contribution to the Plan. In order to be eligible to receive a Company match, a participant must be employed as of the last day of the plan year, retired within the year, or terminated employment during the plan year having attained age 55 with 5 years of service. The Company made a matching contribution to participant accounts in 2011 equal to 25% of the first 7% of participants’ compensation.

Effective January 2011, the Company froze its pension plan for its non-union participants and formed a defined contribution component within this Plan into which each participant received a similar benefit. The first contributions of $1,626,035 for 2011 were accrued in 2011 and paid in early 2012.

The Company may make additional discretionary contributions to the Plan. Other discretionary contributions are allocated equally to all participants’ accounts. No other additional discretionary contributions were made by the Company to the Plan in 2011.

Dividends on unallocated shares of the Company’s common stock within the ESOP component are allocated as an additional employer matching contribution to all participants’ accounts annually based on the December 31 balance of such dividends.

Badger Meter Employee Savings and Stock

Ownership Plan

As fixed principal payments and interest payments are made by the Plan on the note payable (see Note 5), dividends on unallocated shares of the Company’s common stock, which serve as collateral on the note payable, are released and allocated to participant accounts. The fair value of the Company’s common stock as of December 31 is used to determine the fair value of the allocated shares. The Company is obligated to contribute sufficient cash to the Plan to enable it to repay the loan principal and interest amounts.

Participant Accounts

Each participant’s account is credited with:

•	the participant’s contributions,

•	the Company’s matching contribution,

•	the Company’s defined contribution, if eligible,

•	an allocation of the Company’s discretionary contribution, if any,

•	dividends on the Company’s unallocated common stock shares, if any, and

•	the Plan earnings.

The Company’s discretionary contribution (excluding the matching contribution) is based upon eligible participant compensation. Plan earnings are allocated based on the participant’s account balances in relation to total participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately fully vested in amounts in their accounts, except there is a three-year cliff vesting requirement for the defined contribution component of the Plan.

Payment of Benefits

Upon retirement, death, disability, or termination of employment, the participant’s account is distributed in a single lump sum. Distributions are generally made in the year following termination of service. At the participant’s option in certain circumstances, distributions can be delayed. Final distributions from the ESOP component of the Plan are made in shares of Company common stock plus cash in lieu of fractional shares or entirely in cash.

Withdrawals

A participant’s contribution may not be withdrawn prior to retirement, death, disability, termination of employment or termination of the Plan, except for financial hardship, a one-time distribution after age 59 1/2 or in the form of loans to the participant. The Plan defines financial hardship as expenses related to secondary education, unreimbursed medical expense, purchase of the participant’s principal residence or other financial need as allowed under IRS regulations. All withdrawals are subject to approval by the Plan Administrator.

Badger Meter Employee Savings and Stock

Ownership Plan

Forfeitures

Any amounts not vested upon the termination of a participant may be used to make future employer matching contributions. As of December 31, 2011 and 2010, there were no forfeited nonvested amounts.

Investment Options

The Plan provides for various investment options in mutual funds, common collective trusts, Company common stock and a general investment account with an insurance company. As of December 31, 2011, participants could select from twenty investment options. Participants can direct up to 50% of their contributions into the Badger Meter Company Stock Fund, which is a unitized fund comprised primarily of the Company’s common stock and a money market fund. Information about changes in nonparticipant directed investments is presented in the unallocated portion of the Statement of Changes in Net Assets Available for Benefits.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 3.34 percent to 8.25 percent, which are commensurate with local prevailing rates at the time of the loan origination as determined quarterly by the Plan Administrator. Principal and interest is repaid ratably through monthly payroll deductions.

Loan maturities cannot exceed 60 months and are secured by the participant’s vested interests in the Plan. Amounts loaned to a participant do not share in the allocations of Plan earnings (see Participant Accounts above), but are credited with the interest earned on the loan balance.

Badger Meter Employee Savings and Stock

Ownership Plan

Note 2    Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, as further defined in Note 3.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that directly affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates and are subject to change in the near term.

Badger Meter Employee Savings and Stock

Ownership Plan

Expenses

Expenses related to the administration of the Plan are paid by the Company. Investment expenses are paid by the Plan and reimbursed by the Company at its discretion. Loan fees are charged to the participant’s account requesting the loan.

Payment of Benefits

Benefits are recorded when paid.

Risk and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Subsequent Events

Subsequent events have been evaluated through June 14, 2012, the date the financial statements were issued.

Effective January 2012, the Company froze its pension plan for its union participants and included them in the recently formed defined contribution component within this Plan into which each of these participants received a similar benefit. The first contribution for these participants will be accrued in 2012 and is expected to be paid in early 2013.

Future Adoption of Accounting Standards

In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards” (“ASU 2011-04”), which was issued to create a consistent framework for the application of fair value measurement across jurisdictions. The amendments include wording changes to GAAP in order to clarify the FASB’s intent about the application of existing fair value measurements and disclosure requirements, as well as to change a particular principle or existing requirement for measuring fair value or disclosing information about fair value measurements. There are no additional fair value measurements required upon the adoption of ASU 2011-04. The amendments are effective, prospectively, for interim and annual reporting periods beginning December 15, 2011. Early adoption is prohibited. The Plan will adopt the provisions of ASU 2011-04 effective January 1, 2012. The adoption is not expected to have a material effect on the financial statements of the Plan.

Badger Meter Employee Savings and Stock

Ownership Plan

Note 3    Fair Value Measurements

Accounting Standards Codification 820, “Fair Value Measurements and Disclosures,” establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority. Level 2 inputs consist of inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for determining the fair value of assets or liabilities that reflect assumptions that market participants would use in pricing assets or liabilities. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments.

Shares of mutual funds are valued at quoted market prices, which represent the net asset value (“NAV”) of shares. Shares of the Badger Meter, Inc. common stock are valued at quoted market prices. The Badger Meter, Inc. Stock Fund (Stock Fund”) is a unitized fund. The Stock Fund consists of Badger Meter, Inc. common stock and short-term cash equivalents which provide liquidity for trading. The common stock is valued at the quoted market price from an active market and the short-term cash equivalents are valued at cost, which approximate fair value. Common collective trust funds are valued at NAV as determined by the issuer of the common collective trust funds based on the fair value of the underlying investments. The fair value of the general investment account is calculated by discounting the related cash flows based on current yields of similar investments with comparable durations.

Badger Meter Employee Savings and Stock

Ownership Plan

The following summarizes the Plan’s investments, set forth by level within the fair value hierarchy, on a recurring basis as of December 31:

		Fair Value Measurements Using:
December 31, 2011	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds:
Small cap equity funds	$6,947,438	$6,947,438	$—	$—
Mid cap equity funds	2,881,040	2,881,040	—	—
Large cap equity funds	3,189,312	3,189,312	—	—
International equity funds	1,902,186	1,902,186	—	—
Other equity funds	949,010	949,010	—	—
Fixed income securities	3,853,525	3,853,525	—	—
Common collective trusts	7,280,599	—	7,280,599	—
Other equity:
Company common stock	3,270,997	3,270,997
Stock fund: common stock	14,996,704		14,996,704
Stock fund: money market	199,483		199,483
General investment account	19,247,409	—	—	19,247,409

Total	$64,717,703	$22,993,508	$22,476,786	$19,247,409

Badger Meter Employee Savings and Stock

Ownership Plan

		Fair Value Measurements Using:
December 31, 2010	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds:
Small cap equity funds	$8,094,217	$8,094,217	$—	$—
Mid cap equity funds	2,978,556	2,978,556	—	—
Large cap equity funds	2,867,041	2,867,041	—	—
International equity funds	2,170,935	2,170,935	—	—
Other equity funds	780,212	780,212	—	—
Fixed income securities	3,896,890	3,896,890	—	—
Common collective trusts	7,939,421	—	7,939,421	—
Other equity:
Company common stock	5,389,534	5,389,534
Stock fund: common stock	24,242,023		24,242,023
Stock fund: money market	319,908		319,908
General investment account	19,682,537	—	—	19,682,537

Total	$78,361,274	$26,177,385	$32,501,352	$19,682,537

Badger Meter Employee Savings and Stock

Ownership Plan

A summary of changes in the fair value of the Plan’s Level 3 assets is as follows:

Year Ended December 31, 2011	General Investment Account
Beginning balance	$19,682,537
Realized gains	—
Unrealized gains	676,988
Purchases	4,382,924
Sales	(5,495,040)

Ending balance	$19,247,409

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

Badger Meter Employee Savings and Stock

Ownership Plan

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

The Plan evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. The assets held by the Stock Fund were previously classified as Level 1 investments since the unit of account used to measure fair value was the underlying investments. The unit of account should be units in the stock fund and therefore the prior year fair value measurements for this fund were reclassified from Level 1 valuations to Level 2 valuations.

Note 4    Investments

Investment Contract with Insurance Company

The Plan entered into a fully benefit-responsive investment contract with Massachusetts Mutual Life Insurance Company (“Mass Mutual”). Mass Mutual maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The general investment account issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the general investment account is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Mass Mutual, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

This contract is an unallocated insurance contract, which is credited each January 1 and July 1 for interest earned. The average yields for 2011 and 2010 were 3.00% and 3.05%, respectively. The interest rates earned as of December 31, 2011 and 2010 were 3.00% and 3.05%, respectively.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include, but are not limited to, the following: (1) amendments to the Plan documents, (2) bankruptcy of the Plan Administrator or other Plan Administrator events which cause a significant withdrawal from the Plan or (3) the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan believes that the occurrence of any event limiting the Plan’s ability to transact at contract value with members is not probable.

Badger Meter Employee Savings and Stock

Ownership Plan

Investments

During 2011, the Plan’s investments (including investments purchased, sold or held during the year) depreciated in fair value as follows:

2011
Badger Meter, Inc. common stock fund	($7,643,270)
Badger Meter, Inc. common stock	(2,074,687)
Common trust funds	(227,559)
Mutual funds	(744,881)

Net depreciation in fair value of investments	($10,690,397)

Investments that represent 5% or more of fair value of the Plan’s net assets as of December 31 are as follows:

	2011	2010
Badger Meter, Inc. common stock fund	$15,196,187	$24,561,931
Badger Meter, Inc. common stock	3,270,997	5,389,534
BMO Growth Balanced Portfolio	3,626,299	3,835,774
BMO Diversified Stock Portfolio	3,654,300	4,103,648
Massachusetts Mutual general investment account	16,578,302	17,690,419
Heartland Value Plus Fund	5,536,584	6,530,635

Total	$47,862,669	$62,111,941

*Investments in fully benefit-responsive contracts are reported at contract value and other investments are reported at fair value.

Badger Meter Employee Savings and Stock

Ownership Plan

The following table sets forth additional disclosures of the Plan’s investments whose fair value is estimated using net asset value per share as of December 31, 2011 and 2010:

Investment	2011 Fair Value	2010 Fair Value	Underfunded Commitment	Redemption Frequency	Redemption Notice Period
Common collective trusts:
BMO Growth Balanced Portfolio (a)	3,626,299	3,835,774	—	Continuously	N/A
BMO Growth Stock Portfolio (b)	3,654,300	4,103,648	—	Continuously	N/A

Total	7,280,599	7,939,422

(a)	The BMO Growth Balanced Portfolio seeks to achieve total investment return from income and capital appreciation. The fund allocates between 50% and 70% of its assets to equity and between 30% and 50% of its assets to fixed income securities. This fund can be purchased and sold continuously.

(b)	The BMO Growth Stock Portfolio seeks to achieve investment return primarily from capital appreciation and secondarily from income. The portfolio allocates between 90% and 100% of its assets to equity securities and between 0% and 10% of its assets to fixed income securities. This fund can be purchased and sold continuously.

Note 5    Note Payable – Related Party

At December 31, 2011 and 2010, the outstanding balance on the note payable to the Company was $1,484,680 and $1,536,037, respectively. The terms on the note payable require the Plan to make ten annual principal payments of $153,604. The Plan made a $51,357 payment during 2011 and a payment of $102,247 in January 2012 related to its 2011 principal obligation. Also in January 2012, the Plan paid $120,415 for its 2012 principal obligation. Management expects to pay the remaining 2012 principal obligation of $33,189 in 2013. Interest is payable annually with the final payment due on December 31, 2020 and is based on the one-month LIBOR rate plus 1.50% (effective rate of 1.78% at December 31, 2011). The note payable is secured by the unallocated shares of Badger Meter, Inc. common stock held by the Plan. The Company is obligated to contribute sufficient cash to the Plan to enable it to repay the principal and interest.

Badger Meter Employee Savings and Stock

Ownership Plan

The note agreement contains certain restrictions and covenants, including a limitation on additional borrowings.

The pledged unallocated shares of Badger Meter, Inc. common stock are released as principal and interest payments are made on the note payable. The shares released are allocated to the participants’ accounts when authorized by the Company.

At December 31, the Plan’s investment in allocated and unallocated shares of Badger Meter, Inc. common stock was as follows:

	2011
	Shares	Cost	Fair Value
Allocated	509,572	$5,095,374	$14,996,704
Unallocated	111,145	$1,454,177	$3,270,997

Total	620,717	$6,549,551	$18,267,701

Per share			$29.43

	2010
	Shares	Cost	Fair Value
Allocated	548,214	$5,250,643	$24,242,023
Unallocated	121,880	1,498,027	5,389,534

Total	670,094	$6,748,670	$29,631,557

Per share			$44.22

In 2012, 16,151 shares of the Company’s common stock with a fair value of $475,324 were released and allocated to satisfy the Company’s 2011 matching contribution obligation. In 2011, 10,735 shares of the Company’s common stock with a fair value of $474,702 were released and allocated to satisfy the Company’s 2010 matching contribution obligation.

Badger Meter Employee Savings and Stock

Ownership Plan

Note 6    Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the IRC. Upon termination of the Plan, the Employee Benefits Administration Committee should direct the trustee to pay all liabilities and expenses of the trust fund and to sell shares of financed common stock held in the loan suspense account to the extent it determines such sale to be necessary in order to repay the loan. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

Note 7    Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 26, 2002, stating that the Plan was qualified under Section 401(a) and 401(k) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. The Plan Administrator believes the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administer has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain income tax positions. The Plan is subject to routine audits by taxing jurisdictions and there are currently no audits in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for the years prior to 2008.

Note 8    Related Party Transactions

The Plan holds Badger Meter, Inc. common stock. The Company is the employer and Plan Administrator. Transactions in the Company’s common stock are party-in-interest transactions.

The Plan earned dividends of $382,784 in 2011. In 2011, the Plan purchased Company shares with a cost of $1,425,840, received proceeds from the sale of Company shares of $3,395,012 and realized a gain of $1,330,794 on these sales.

Certain Plan investments are units of common collective trust and mutual funds managed by the Plan’s Trustee. These investments, the Company’s common stock and notes receivable from participants are party-in-interest transactions. The Plan Trustee charged $1,450 in participant loan fees in 2011.

Badger Meter Employee Savings and Stock

Ownership Plan

Note 9    Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account. Unallocated shares are voted by the Plan Administrator on behalf of the collective best interest of Plan participants and beneficiaries.

Note 10    Prohibited Transactions

During 2011, the Company failed to remit to the Plan’s trustee, certain employee contributions totaling approximately $20,500 within the period prescribed by Department of Labor regulations. Delays in remitting contributions to the trustee were due to administrative errors, and the Company made contributions to the affected participants’ accounts to compensate those participants an aggregate of approximately $300 for potential lost income due to the delays.

Supplemental Schedules

Badger Meter Employee Savings

and Stock Ownership Plan

Schedule H Item 4i – Schedule of Assets (Held at End of Year)

EIN: 39-0143280 Plan Number: 009

Year Ended December 31, 2011

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost	(e) Current Value
*	Badger Meter, Inc. Common Stock	Common Stock	$1,454,177	$3,270,997
*	Badger Meter, Inc. Common Stock Fund	Common Stock	**	15,196,187
	Massachusetts Mutual Life Insurance Company Insurance Contract	General Investment Account	**	19,247,409
	Heartland Value Plus Fund	Mutual Funds	**	5,536,584
*	BMO Small Cap Growth Fund	Mutual Funds	**	1,410,854
*	BMO Government Income Fund	Mutual Funds	**	2,638,744
	Harbor International Fund	Mutual Funds	**	1,134,155
	Manning & Napier Fund, Inc.	Mutual Funds	**	768,031
*	BMO Growth Balanced Portfolio	Common Collective Trusts	**	3,626,299
*	BMO Diversified Stock Portfolio	Common Collective Trusts	**	3,654,300
	Artisan Mid Cap Value Fund	Mutual Funds	**	675,562
	Wells Fargo Advantage Discovery	Mutual Funds	**	2,205,478
	Davis N Y Venure Fund	Mutual Funds	**	1,646,586
	T Rowe Price Growth	Mutual Funds	**	1,321,310
	Vanguard 500 Index Fund	Mutual Funds	**	221,416
	Fidelity Freedom 2040	Mutual Funds	**	48,866
	Fidelity Freedom 2050	Mutual Funds	**	111,470
	Fidelity Freedom 2010	Mutual Funds	**	138,954
	Fidelity Freedom 2020	Mutual Funds	**	214,396
	Fidelity Freedom 2030	Mutual Funds	**	435,325
	Pimco Total Return Fund	Mutual Funds	**	1,126,934
*	Marshall Prime Money Market	Cash Equivalent	**	87,859
*	Notes Receivable from participants-interest rate range from 3.34% to 8.25%	Participant loans	**	1,172,603

	Total Assets (Held at End of Year)			$65,890,319

*	Party-in-interest.

**	Cost information not required for participant-directed investments.

See report of independent registered public accounting firm.

Badger Meter Employee Savings

and Stock Ownership Plan

Schedule H Line 4a – Schedule of Delinquent Participant Contributions

EIN: 39-0143280 Plan Number: 009

Year Ended December 31, 2011

			Total That Constitutes Nonexempt Prohibited Transactions Transactions
Participant Contributions Transferred Late to the Plan			Check Here if Late Participant Loan Repayments Are Included	Contributions Not Corrected	Contributions Corrected Outside Voluntary Fiduciary Correction Program	Contributions Pending Correction in Voluntary Fiduciary Correction Program	Total Fully Corrected Under Voluntary Fiduciary Correction Program and PTE 2002-51

Amount Withheld	Date Withheld	Date Remitted
$10,351	5/19/2011	9/12/2011	✓		$10,351
$10,126	5/5/2011	9/12/2011	✓		$10,126

See report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Badger Meter Employee Savings and Stock Ownership Plan

Date: June 14, 2012	By:	/s/ Richard A. Meeusen
Richard A. Meeusen
Administrative Committee Member

	By:	/s/ Richard E. Johnson
Richard E. Johnson
Administrative Committee Member

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

23	Consent of Wipfli LLP, Independent Registered Public Accounting Firm